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                                                                     EXHIBIT 20

PRESS RELEASE


FOR RELEASE September 17, 1996 at 7:30 AM EDT

Contact:   Erik Randerson (investors)
           Owen Daley (media)
           Allen & Caron/South Coast Communications
           714/252-8440

ALPHA MICROSYSTEMS SELLS
SANDERSON ELECTRONICS SHARES FOR $2.1 MILLION


SANTA ANA, CA (September 17, 1996) . . . . Alpha Microsystems (Nasdaq NM:ALMI)
said today that it has sold on the London market the 907,792 shares of Sanderson Electronics PLC that the Company received from Sanderson in the sale of its former UK subsidiary. The sale of Alpha Microsystems Great Britain was announced on August 12, 1996. Proceeds of the sale of Sanderson shares were approximately (pound)1.35 million or US $2.1 million at current exchange rates. The Company will transfer the funds to the United States shortly.

        President & CEO Douglas J. Tullio said, "We're pleased with the results of the sale of shares, which were being held on our balance sheet as marketable securities. The proceeds will augment our financial resources to support and enhance our core businesses."

         Alpha Microsystems serves the Internet and intranet markets through its software, services and technologies. The Company also provides products and services such as consulting, maintenance, software, hardware and networking, both directly and through value-added resellers and distributors. Alpha Microsystems has been in business for over 18 years and today has over 40 locations, as well as third party distribution channels worldwide. For more information, contact the Company's Web site at: http://www.alphamicro.com
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